UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December 2016

Commission File Number 001-34929

SODASTREAM INTERNATIONAL LTD. (Translation of registrant’s name into English)
Gilboa Street, Airport City Ben Gurion Airport 7019900, Israel (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): ____

Yes ☐    No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7): ____

Yes ☐    No ☒

EXPLANATORY NOTE

As previously disclosed in the 2016 Annual Report on Form 20-F of SodaStream International Ltd. (the “Company”), in the fourth quarter of 2016, the Company was notified by the Histadrut (General Federation of Labor in Israel) that employees of the Company’s Israeli subsidiary at its Lehavim facility had decided to join the Histadrut and had established an employees’ committee (the “Committee”). The Company commenced negotiating a collective bargaining agreement with the Committee and the Histadrut in accordance with applicable law. During March 2017, in the course of such negotiations, the Committee issued a dispute notice to the Company, which under Israeli law permits the employees to initiate a work stoppage not earlier than 15 days following the date of the notice (the “Cooling-Off Period”).

The Company has diligently sought to reach an understanding with the Committee and the Histadrut during the Cooling-Off Period, but as of the date of this report on Form 6-K, has been unable to do so. At the start of the work day in Israel on the date hereof, a small number of the Company’s Israeli subsidiary’s employees commenced a work stoppage. As of the date of this report, such work stoppage has not adversely impacted the Company’s business operations. The Company intends to continue to seek a resolution to the labor dispute in accordance with applicable law.

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on November 3, 2010 (Registration No. 333-170299), August 16, 2013 (Registration No. 333-190655), April 30, 2014 (Registration No. 333-195578) and December 31, 2015 (Registration No. 333-208811).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SODASTREAM INTERNATIONAL LTD.
(Registrant)

Date: March 22, 2017	By:	/s/ Dotan Bar-Natan
	Name:	Dotan Bar-Natan
	Title:	Head of Legal Department